

Acquisition of Georgia PCS Management, L.L.C.

February 11, 2002

  

Safe Harbor Provisions

This presentation contains forward-looking statements. Forward-looking statements are statements about current and future business strategy, operations, capabilities, construction plan, construction schedule, financial projections, plans and objectives of management, expected actions of third parties and other matters. Forward-looking statements often include words like believes, belief, expects, plans, anticipates, intends, projects, estimates, may, might, would, or similar words. Forward-looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the business of US Unwired, IWO Holdings and Georgia PCS; the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings's network; the potential need for additional capital; unanticipated future losses; the significant level of indebtedness of the companies; and volatility of US Unwired's stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this presentation, please refer to the following sections in the filings with the Securities and Exchange Commission that are identified below:

Filing	Section(s)
US Unwired's preliminary proxy statement/prospectus contained in its Form S-4 registration statement, registration no. 333-81928, originally filed February 1, 2002, as it may have been amended thereafter	"RISK FACTORS;" and "SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS"
US Unwired's Form 10-Q for the quarter ended September 30, 2001	Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, first two paragraphs
US Unwired's Form 10-K for the year ended December 31, 2000	The two paragraphs that precede Part I; and "Risk Factors Related to US Unwired" and "Risks Related to the Wireless Telecommunications Industry" in Part I, Item 1.
IWO Holdings's Form 10-Q for the quarter ended September 30, 2001	Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Forward-Looking Statements"
IWO Holdings's prospectus contained in its Form S-4 registration statement, registration no. 333-58902 (Amendment No. 3, filed July 27, 2001)	"RISK FACTORS"; and "FORWARD-LOOKING STATEMENTS"

Neither company will undertake to update or revise any forward-looking statement contained herein.

  

Transaction Summary

Transaction Value: $90.4 million enterprise value ($65 per licensed POP) [1]

Consideration: 5.5 million class A common shares

$54.8 million net cash

– Cash used to repay RTFC debt (not assumable)

– Partially offset by new $40 MM term loan B (L+400)

Licensed POPs Added: 1.4 million

Liquidity Provisions: Secondary participation pro-rata with Investcorp

120 day lockup after IWO close with 20% release every 60 days

Structure: Wholly-owned subsidiary

Expected Closing: March 2002

Notes: (1) Based on US Unwired closing stock price of $6.49 on February 8, 2002.

US Unwired ———————— Sprint ———————— Georgia PCS

Valuation

	US Unwired [1]	Georgia PCS
Licensed POPs (MM)	16.2	1.4
Fully Diluted Shares Outstanding (MM)	136.9	5.5
Fully Diluted Ownership	96.1%	3.9%
Equity Value ($MM)	$888.5	$35.7
Enterprise Value (MM)	1,104.3	90.4
Enterprise Value / Licensed POPs	$68.24	$63.74

Notes: (1) Based on net debt as of September 30, 2001, US Unwired closing stock price of $6.49 on February 8, 2002 and pro-forma for IWO transaction

US Unwired

Sprint

Georgia PCS

Overview of Georgia PCS



Georgia PCS footprint

- **1.4 million licensed POPs**
  - 984,000 covered POPs [1]
  - 69% covered POPs
  - Approximately 36,600 subscribers [1]

- **Attractive market demographics**
  - Household Income of $30,100
  - 73 people per square mile
  - Tourist destinations (Jeckyll Island, St. Simons Island, Brunswick, Sea Island)
  - 30,900 interstate traffic density

- **Territory adjacent to Atlanta**
  - Macon is 45 miles from the Atlanta airport
  - Covers 2 of 6 interstates serving Atlanta
  - 44,900 roaming minutes per site [1]

- **Average 3.3 competitors per market**

Notes: (1) As of December 31, 2001

Georgia PCS Markets: Strong Demographics

Market	Population	2001 - '06 Pop. Growth	Population Density	Median Household Income
Brunswick	78,800	1.13%	95	$33,800
Dalton	121,600	1.70%	194	33,900
Macon-Warner Robins	667,300	1.25%	70	30,200
Rome	129,500	1.22%	158	30,900
Valdosta	168,000	1.59%	49	26,900
Waycross	114,200	1.35%	45	26,500
Atlanta (6 counties)	140,200	2.40%	86	29,900
Total/Averages	**1,419,500**	**1.44%**	**73**	**$30,100**
Proforma US Unwired	**17,602,600**	**0.71%**	**75**	**$32,400**

Notes: Source: Paul Kagan's Wireless Telecom Atlas and Databook, 2002
Atlanta area counties include Fannin, Gilmer, Gordon, Pickens, Towns, and Union
Pro forma US Unwired includes IWO and Georgia PCS

  

Georgia PCS Markets: Favorable Competitive Environment

- Georgia PCS has, on average, 3.3 competitors across all of its markets
  - Range is from 2 to 4 competitors
  - Macon has 4 competitors

- No consistent group competition across the territory
  - 8 companies have a presence
  - National carriers: AT&T, Cingular, Verizon and VoiceStream
  - Regional carriers: AllTel, Price Communications, UniTel and U.S. Cellular

- VoiceStream (PowerTel) has the greatest overlap (5 of 7 markets)
  - Cingular has 4 of 7 markets
  - Three others have presence in 3 of 7 markets

Transaction Rationale

- **Georgia PCS markets have highly attractive characteristics**
  - Excellent demographics, location
  - Less competitive markets
  - Excellent inbound to outbound roaming ratio
  - Accesses Atlanta's economic, pop growth

- **Further leverages US Unwired's southeast division**
  - Would be integrated into existing operations as a sales region
  - Leverages strong knowledge of southeastern markets and local competitors
  - Sprint PCS affiliate model significantly reduces integration risk

- **Strong operational performance [1]**
  - Network fully built-out, 180 cell sites operational
  - 69% network coverage
  - Approximately 36,600 Sprint PCS subscribers
  - $62 ARPU
  - $1.8 MM net roaming revenue

Note: (1) As of or quarter ended December 31, 2001. Financial information is unaudited. Includes pro forma IWO merger.

US Unwired Footprint with IWO and Georgia PCS


US Unwired
Gulf Coast Wireless
Georgia PCS
IWO

US Unwired Organizational Structure

```
                    ┌─────────────────────────┐
                    │     US Unwired Inc.      │
                    └─────────────────────────┘
                         │
           ┌─────────────┴──────────────────────┐
           │                                     │
 ┌───────────────────┐              ┌─────────────────────┐
 │  Unwired Telecom   │              │    Louisiana        │
 │                    │              │    Unwired          │
 └───────────────────┘              └─────────────────────┘
           │                     ┌──────────┼───────────────────┐
 ┌───────────────────┐  ┌──────────────┐ ┌──────────────┐ ┌──────────────┐
 │   Gulf Coast      │  │ Texas Unwired│ │ Georgia PCS  │ │ IWO Holdings │
 │   Wireless        │  │              │ │              │ │              │
 └───────────────────┘  └──────────────┘ └──────────────┘ └──────────────┘
```

Gulf Coast Wireless

13.28% Ownership
Unconsolidated Subsidiary
$4.9MM Guaranty

IWO Holdings

Unrestricted Subsidiary
Separate Bank Facility
Separate High Yield Notes
Separate SEC Reporting

- Holding Company
- Cellular Operation
- Sprint PCS Affiliate



US Unwired Pro Forma



Licensed POPs (MM)

Covered POPS (MM) [1] / Network Coverage (%)

Licensed POPs (MM):
- UNWR/ IWO/ GA: 17.6
- APS: 15.6
- PCSA: 14.5
- UPCS: 11.1

Covered POPS (MM) / Network Coverage (%):
- UNWR/ IWO/ GA: 11.2 (64%)
- PCSA: 10.9 (75%)
- APS: 10.8 (69%)
- UPCS: 7.0 (63%)

Notes: (1) As of September 30, 2001

Additional Information

US Unwired has previously announced its proposed merger with IWO Holdings, Inc . and has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration no. 333-81928) that pertains to that merger . The registration statement has not yet been declared effective, and the proxy statement/prospectus that is included in the registration statement is preliminary and subject to amendment and completion. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED IWO HOLDINGS MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the final proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to:

Investor Relations, US Unwired Inc.
901 Lakeshore Drive, Lake Charles, LA, 70601
Phone: 337 310-3500, Fax: 337 310-3250

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares or units of IWO Holdings, Inc. or Georgia PCS Management, L.L.C. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. or Georgia PCS Management, L.L.C.

  